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                            June 4, 2020

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, 300 Washington Street, Suite 351
       Newton MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 3, 2020
                                                            File No. 333-238192

       Dear Mr. Schelling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Our Business, page 1

   1. We note your revisions in response to prior comment 1. Please continue to revise your table to:
                                                          add separate columns
for each stage of Development   Preclinical, Phase 1, Phase 2
                                                             and Phase 3   and
include an arrow for each of your product candidates showing the actual current
status of development for each such product candidate for the indications in
your table;
                                                          show the phase of
development completed for EDSIVO, rather than TBD, and retain the footnote
describing the problems; and
                                                          show the phase of
development completed for ACER-001 for Urea Cycle Disorders
 Chris Schelling
Acer Therapeutics Inc.
June 4, 2020
Page 2
           which is listed as Pre-NDA and does not reflect whether that product candidate is preclinical, or in Phase 1, Phase 2 or Phase 3.

       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                           Sincerely,
FirstName LastNameChris Schelling
                                                           Division of
Corporation Finance
Comapany NameAcer Therapeutics Inc.
                                                           Office of Life
Sciences
June 4, 2020 Page 2
cc:       Mike Hird, Esq.
FirstName LastName